James C. Lin Partner +852 2533 3368 james.lin@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Patrick S. Sinclair * Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

June 27, 2022

Re:	Duddell Street Acquisition Corp. Amendment No. 6 to Registration Statement on Form S-4 Filed June 22, 2022 File No. 333-261483

Keira Nakada

Lyn Shenk

Cara Wirth

Erin Jaskot

Office of Trade & Service

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Keira Nakada, Lyn Shenk, Cara Wirth and Erin Jaskot:

On behalf of Duddell Street Acquisition Corp. (the “Company” or “DSAC”), a company incorporated under the laws of Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 24, 2022 on the Company’s amendment No. 6 to registration statement on Form S-4 filed on June 22, 2022 (the “Registration Statement Amendment No. 6”). Concurrently with the submission of this letter, the Company is filling its seventh amendment to the registration statement on Form S-4 (the “Registration Statement Amendment No. 7”) and certain exhibit via EDGAR to the Commission.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in the Registration Statement Amendment No. 5 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Registration Statement Amendment No. 7.

*           *            *           *

Amendment No.6 to Registration Statement on Form S-4 Filed June 22, 2022

Regulatory Approvals, page 40

1. We note your response to comment 1.  Please revise to disclose the status of CFIUS Approval and update the Business section to describe the material effects that compliance with CFIUS had, or may have, on your business.  Please refer to Item 101(c)(2)(i) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 40 and 224 of the Registration Statement Amendment No. 7 to state that on June 6, 2022, the Company and FiscalNote obtained clearance (“CFIUS Approval”) from the Committee on Foreign Investment in the United States (“CFIUS” or the “Committee”) for the Business Combination, including both the equity investments reflected in the Business Combination as a whole and the Sponsor’s right to name two directors to the post-Business Combination public company board. The CFIUS Approval was provided without conditions, and neither the process of obtaining, nor the receipt of, the CFIUS Approval had or is expected to have any material effect on the business of DSAC or New FiscalNote.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Background of the Business Combination, page 121

2. We note your response to comment 2.  Please revise to discuss your and FiscalNote's decision to seek CFIUS approval, including the determination that FiscalNote is likely a "TID U.S. business" as defined at 31 C.F.R. § 800.248.  Explain your rationale for determining that CFIUS has jurisdiction over the Business Combination as a “covered investment,” and if different, a "covered transaction."  Please revise to disclose any related discussions and negotiations regarding the need for CFIUS review.  In this light, we note that CFIUS Approval is not a condition to the consummation of the Business Combination.  Please describe any material discussions and negotiations related to this decision and explain why CFIUS Approval was not necessary to consummate the transaction.  Please disclose whether it is common to waive this condition in light of a pending CFIUS review.

The Company respectfully acknowledges the Staff’s comment. As noted in the Company’s response to Comment 1, the Company obtained an unconditional CFIUS Approval on June 6, 2022, which covered both the Business Combination as a whole and the Sponsor’s acquisition of the right to name two directors to the post-Business Combination public company board.

The parties to the Business Combination (the “Parties”) determined that the Business Combination itself is not a “covered control transaction” because no foreign person will acquire control over the post-Business Combination public company as a result of the transaction. The Sponsor will control DSAC until the Business Combination is consummated. Following completion of the Business Combination, FiscalNote’s founders will retain control over New FiscalNote through their ownership of New FiscalNote Class B common stock. However, the Parties determined that FiscalNote is likely a “TID U.S. business” as defined at 31 C.F.R. § 800.248 because FiscalNote holds certain non-public communications data. The Sponsor is a “foreign person,” as defined in 31 C.F.R. § 800.224 because it is controlled by foreign nationals. As a result, the Parties concluded that the Sponsor’s right to name two directors to the post-Business Combination public company board, when combined with its non-controlling equity interest, is a “covered investment,” as defined in 31 C.F.R. § 800.211(b)(2), and is therefore subject to CFIUS’s jurisdiction.

The foregoing analysis informed the Parties’ decision not to make CFIUS Approval a condition precedent to the consummation of the Business Combination. Because the Sponsor’s acquisition of the right to name two directors to the post-Business Combination public company board rendered the transaction a “covered investment” subject to CFIUS’s jurisdiction, but the Business Combination did not otherwise result in an acquisition of control or any rights constituting a “covered investment” by a foreign person, the Parties made the Sponsor’s acquisition of that right contingent on CFIUS Approval, as reflected in Section 9.06 of the Business Combination Agreement. However, the proposed Business Combination itself was not made subject to CFIUS Approval, because the Parties concluded that absent the Sponsor’s right to appoint directors, the Business Combination would no longer constitute a “covered investment,” and therefore the condition requiring CFIUS Approval prior to the appointment of directors provided adequate assurances.

As to the question in Comment 2 above regarding waiver of a condition pending CFIUS Approval, the Company respectfully notes that there was no waiver of any condition pending CFIUS Approval. Rather, the Business Combination was structured to condition the Sponsor’s exercise of the right to name two directors to the post-Business Combination public company board on first obtaining CFIUS Approval, and CFIUS Approval has now been obtained. As noted, the CFIUS Approval was unconditional and covered both the Business Combination as a whole and the Sponsor’s acquisition of a right to name two directors to the post-Business Combination public company board.

In addition, in response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 127 and 128 of the Registration Statement Amendment No. 7 to reflect the foregoing.

June 27, 2022	2

3. We note your disclosure on page 153 that "[CFIUS] clearance was based on the information in the parties’ notice of March 1, 2022 and all subsequent information provided to the Committee during the process."  Please revise the Background of the Business Combination section to briefly summarize the subsequent information provided to the Committee during the process and any material discussions or negotiations surrounding the process.

The Company respectfully acknowledges the Staff’s comment. In response to written questions issued by the Committee, the Parties provided additional information regarding the Parties and their respective investors, including various policies and governing documents; the basis for the calculations of ultimate ownership and voting percentages in various scenarios; the Sponsor and its Affiliates’ investments; and the business operations of certain FiscalNote subsidiaries.

Other than the submission of responses to written questions as summarized above, the Company notes that there were no material discussions or negotiations with the Committee surrounding the process. In response to the Staff’s comment, the Company revised the disclosure on pages 131 and 133 of the Registration Statement No. 7.

General

4. We note your response to comment 3.  Please revise your disclosure throughout to discuss and explain how CFIUS Approval applies to the Business Combination. Where you state that the election of Manoj Jain, as well as the Sponsor's ability to appoint two directors to the Board, "is subject to CFIUS Approval," please revise to clarify that CFIUS was not specifically approving the ability of Manoj Jain to serve on the Board, or the Sponsor's right to appoint members to the Board, as we note your disclosure on page 152 that CFIUS reviewed the Business Combination as a whole.  Please also clarify whether CFIUS will have any involvement with respect to the Sponsor's appointment of the unidentified individual, and whether CFIUS review could be expanded to consider issues outside of those contained in your voluntary filing, pursuant to 31 C.F.R. § 800.701(b)(2), or otherwise.

In an appropriate place in your prospectus, please revise to provide detailed disclosure of, and the risks associated with, the following:

•	CFIUS’ jurisdiction over the Business Combination;
•	whether your Sponsor is controlled by, or has substantial ties with a non-U.S. person(s), and how this impacted CFIUS' review; and
•	CFIUS' ability to review your company and/or the Business Combination after it is consummated, pursuant to 31 C.F.R. § 800.701(b)(2), or otherwise.

We note your disclosure that CFIUS's review and clearance effectively bars subsequent review.  Please clarify whether there are any circumstances under which CFIUS could revoke the approval and/or conduct a subsequent review, such as a future increase in equity ownership by the Sponsor or any other changes to the structure of the post-Business Combination company.  If it is possible that the Sponsor may be required to divest its interest in FiscalNote or the post-Business Combination company, reduce its involvement and limit access to material non-public information with the post-Business Combination company, or that the Business Combination could be prohibited, retroactively unwound, required to liquidate, or otherwise, please revise to state as much and disclose the related consequences and risks to investors.

The Company respectfully acknowledges the Staff’s comment. The Parties determined that FiscalNote is likely a “TID U.S. business,” as defined at 31 C.F.R. § 800.248, because FiscalNote holds certain non-public communications data. The Sponsor is a “foreign person,” as defined in 31 C.F.R. § 800.224, because it is an entity controlled by foreign nationals. As such, the Parties concluded that the Sponsor’s right to name two directors to the post-Business Combination public company board, when combined with its non-controlling equity interest, is a “covered investment,” as defined in 31 C.F.R. § 800.211(b)(2), and is therefore subject to CFIUS’s jurisdiction. Because the Sponsor’s acquisition of the right to name two directors to the post-Business Combination public company board is a “covered investment” subject to CFIUS jurisdiction, the Parties made the Sponsor’s acquisition of that right contingent on CFIUS Approval as reflected in Section 9.06 of the Business Combination Agreement. As noted in the Company’s responses to Comments 1 and 2, the Company obtained an unconditional CFIUS Approval on June 6, 2022, covering both the Business Combination as a whole and the Sponsor’s acquisition of a right to name two directors to the post-Business Combination public company board. As explained in the CFIUS clearance letter of June 6, 2022, and pursuant to CFIUS’s regulations at 31 C.F.R. § 800.508(d), the Committee advised the parties that “[b]ased upon its review and investigation, and after full consideration of all relevant national security factors, including the factors enumerated in subsection (f) of Section 721 [of Title VII of the Defense Production Act, as amended], CFIUS has determined that there are no unresolved national security concerns. Action under Section 721 with respect to this transaction is concluded.”

June 27, 2022	3

The information that CFIUS reviewed included the details of the Business Combination, including the Sponsor’s proposed acquisition of a minority of the outstanding equity of and voting interests in the post-Business Combination public company, and the Sponsor’s intention to appoint Manoj Jain and a second, unidentified individual to the post-Business Combination public company board. As a result of the unconditional CFIUS Approval, neither the Company nor the Business Combination nor the Sponsor’s right to appoint two directors to the post-Business Combination public company board is subject to continuing oversight by or compliance with CFIUS as of June 6, 2022. Under the “Finality of Actions” provisions in 31 C.F.R. § 800.701(b)(2), the June 6, 2022, CFIUS Approval precludes CFIUS from revoking its clearance or exercising any further authority over the transaction, unless a party to the transaction “submitted false or misleading material information to the Committee in connection with the Committee’s consideration of such transaction or omitted material information, including material documents, from information submitted to the Committee[.]” 31 C.F.R. § 800.501(c)(1)(ii)(B)(1).

Accordingly, because CFIUS has concluded all action regarding the transaction and, absent a determination that a party submitted false or misleading material information to, or omitted material information or documents from information submitted to, the Committee during its review, CFIUS cannot revoke its clearance and is precluded from having any further involvement in any aspect of the Business Combination, including the Sponsor's appointment of Manoj Jain and the unidentified individual to the post-Business Combination public company board, nor can it impose post-closing conditions on the Sponsor or FiscalNote as a result of the Business Combination.

CFIUS could exercise further authority, including conducting a subsequent review, in the event of a new “covered transaction” involving a further equity investment in New FiscalNote by a foreign person. This could include a circumstance in which the Sponsor acquires a controlling interest in New FiscalNote. The Sponsor, however, is subject to a standstill such that following the Closing and at any time during which the Sponsor's designees is on the New FiscalNote Board, and for a subsequent period expiring on the earlier of (i) one year thereafter or (ii) the Sponsor and its affiliates own less than 2% of the then outstanding shares of New FiscalNote Class A Common Stock, the Sponsor is barred from acquiring additional equity that would give it a controlling interest in New FiscalNote.

Under CFIUS’s “incremental acquisitions” provisions in 31 C.F.R.§ 800.305(a), “[a]ny transaction in which a foreign person acquires an additional interest in, or for which a change in rights of the foreign person occurs with respect to, a U.S. business over which the same foreign person, or any entity that it wholly owns directly or indirectly, previously acquired direct control as a result of a covered control transaction for which the Committee concluded all action under section 721 shall be deemed not to be a covered transaction. If, however, a foreign person that did not acquire control of the U.S. business in the prior transaction is a party to the later transaction, the later transaction may be a covered transaction.” The parties believe, and the CFIUS Approval indicates, that the Business Combination was a “covered investment” rather than a “covered control transaction.” Accordingly, if the Sponsor or any of its affiliates were to seek to acquire an additional interest in, or a change in its rights with respect to, FiscalNote, CFIUS could exercise jurisdiction to the extent that any such acquisition resulted in a new “covered investment” or “covered control transaction.” If CFIUS were to review a subsequent transaction within its jurisdiction, it would have full authority to prohibit or impose conditions upon that transaction.

In response to the Staff’s comment, the Company has revised the disclosure on pages 153, 154 and 155 of the Registration Statement Amendment No. 7.

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If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 (james.lin@davispolk.com) or Miranda So at +852-2533-3373 (miranda.so@davispolk.com), or Sabrina He at +86-10-8567-5017 (huiting.he@davispolk.com), or Haiyang Zhao at +852-2533-1026 (haiyang.zhao@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

June 27, 2022	4

cc:

Manoj Jain, Chief Executive Officer

Duddell Street Acquisition Corp.

Tim Hwang, Chief Executive Officer

Paul Donnell, Chief Accounting Officer

FiscalNote Holdings, Inc.

Brandon J. Bortner, Esq.

Paul Hastings LLP

Derek White, CPA, Partner

Marcum LLP

Charles Carr, CPA, Partner

RSM US LLP

June 27, 2022	5